                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                        (Amendment No.            )(1)


                                            Delta Mutual, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kenneth A. Martin
                                1730 Rhode Island Avenue, N.W., Suite 812
                                Washington, D.C. 20036
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 24, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of 8 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 29381G  10 2                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kelcon, Inc.                   52-2307930
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     AF   00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         450,000 shares of common stock of Delta Mutual, Inc. owned directly
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         450,000 shares of common stock of Delta Mutual, Inc. owned directly
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     80.78%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29381G  10 2                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kenneth A. Martin
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF        00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         450,000 shares of common stock of Delta Mutual, Inc. owned beneficially
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         450,000 shares of common stock of Delta Mutual, Inc. owned beneficially
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     450,000 shares of Common Stock of Delta Mutual, Inc. are owned beneficially by Kenneth A. Martin
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     80.78%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29381G  10 2                 13D                   Page    of    Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock, par value $.0001 per share, of Delta Mutual, Inc., 1730 Rhode Island Ave., N.W., Suite 812, Washington, D.C. 20036.


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Kelcon, Inc., a recently formed Delaware corporation, 100% owned by Kenneth A. Martin.

     (b) 1730 Rhode Island Ave., N.W., Suite 812, Washington, D.C. 20036.

     (c) Kenneth A. Martin is a principal in Martin & Adams PLLC, a law firm at the address in (b) above.

     (d) NA

     (e) NA

     (f) U.S.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

            Of total funds of $450,000 paid for the 450,000 shares of Delta Mutual, Inc. common stock by Kelcon, Inc., $75,000 was obtained from equity investment in Kelcon, Inc. by Kenneth A. Martin and $375,000 was obtained from a loan to Kelcon, Inc.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a) Possible acquisition of assets of Enterprises Solutions, Inc. by Delta Mutual, Inc. See Form 8-K filed by Enterprises Solutions, Inc. on April 24, 2001

     (b)    See (a) above.

     (c)

     (d) In connection with acquisition of 450,000 shares of common stock of Delta Mutual, Inc. by Kelcon, Inc., the board of directors of Delta Mutual changed. See Form 8-K filed by Delta Mutual, Inc. on April 24, 2001.

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) 450,000 shares of Delta Mutual, Inc. owned directly by Kelcon, Inc., which is 100% owned by Kenneth A. Martin, representing 80.78% of the outstanding class of common stock, par value $.0001 per share

     (b) Kelcon Inc. and Kenneth A. Martin have sole power to vote and dispose of 450,000 shares of Delta Mutual, Inc. common stock

     (c)

     (d)

     (e)

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Form 8-K of Delta Mutual, Inc. filed April 24, 2001

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Convertible Note of Kelcon, Inc. [to be filed by amendment]

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       May 4, 2001
                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Kenneth A. Martin
                                        ----------------------------------------
                                                       (Signature)


                                                        President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).